March 30, 2006

U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re: Application for Withdrawal of Registration Statement on Form F-6 (No. 333-13246)

Ladies and Gentlemen:

Citibank N.A., as depositary (the “Depositary”) acting solely on behalf of the legal entity created by the agreement contained in the American Depositary Receipts evidencing American Depositary Shares (“ADSs”), each representing two (2) shares of Dollar Validated Common Stock, par value 50 Yen each, of Dai Nippon Printing Co., Ltd. (the “Company”), hereby requests, pursuant to Rule 477 promulgated under the Securities Exchange Act of 1933, as amended, that (i) the Registration Statement on Form F-6 (No. 333-13246) (the “Registration Statement”) be withdrawn effective as of the date of this letter (or as soon thereafter as possible) and (ii) the Securities and Exchange Commission (the “Commission”) consent to such withdrawal.

The Depositary is requesting the withdrawal of the Registration Statement and the Commission’s consent thereto because the Depositary has become aware that the Company’s securities no longer qualify for an exemption from registration under Section 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

No ADSs have been issued pursuant to this Registration Statement.

This request is also being submitted electronically through EDGAR.

If any members of the Commission staff have questions regarding this request, please feel free to contact me at 212-816-0885 or patricia.brigantic@citigroup.com.

Very truly yours,

/s/ Patricia Brigantic
Patricia Brigantic Director & Counsel Citibank, N.A.

cc:	Paul M. Dudek, Esq. (Chief, Office of International Corporation Finance, Securities and Exchange Commission, Division of Corporation Finance)Elliot Staffin, Esq. (Special Counsel, Office of International Corporation Finance, Securities and Exchange Commission, Division of Corporation Finance)